                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)*



                                  AMRE, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 032153 10 8
                     -----------------------------------
                                (CUSIP Number)


           C. Curtis Everett, AMRE, Inc., 8585 N. Stemmons Freeway,
       South Tower, Suite 102, Dallas, Texas 75247-3805 (214) 658-6300
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)


                Reporting transactions through August 31, 1995
                ----------------------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO. 032153 10 8                                          PAGE 2 OF 4 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Ronald L. Bliwas                  Jack L. McDonald
      Dennis S. Bookshester             Sheldon I. Stein
      Arthur P. Frigo

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /XX/
                                                                        (b) /  /

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      Not Applicable

--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      All Reporting Persons are United States citizens.

--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER 2,027,122 shares of
        BENEFICIALLY                 Common Stock subject to voting trusts
                                     described in Item 4, constituting
          OWNED BY                   approximately 15.8% of the outstanding
                                     shares of Common Stock as of August 31,
            EACH                     1995.
                               ------------------------------------------------
          REPORTING            9     SOLE DISPOSITIVE POWER

           PERSON

            WITH               ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER



-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      See Item 5(a)

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Less than one percent of the outstanding shares of Common Stock of AMRE, Inc.

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN

--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

ITEM 2.     IDENTITY AND BACKGROUND.

      The business address of Sheldon I. Stein is now 300 Crescent Court, Suite 200, Dallas, Texas 75201.

ITEM 4.     PURPOSE OF TRANSACTION.

      As a reult of the settlement of civil litigation between AMRE, Inc., certain other defendants and plaintiff class members in the consolidated class action lawsuit, Lewis Marks et al v. AMRE, Inc. et al, CA-3-1045-R, which settlement became final on January 21, 1993, the former president of AMRE, Inc., Steven D. Bedowitz, and the former executive vice president, Robert Levin, entered into separate voting trust agreements pursuant to which Messrs. Bedowitz and Levin transferred the voting power with respect to 2,421,908 and 1,304,219 shares of AMRE, Inc. Common Stock owned by them, respectively, to the outside directors of AMRE, Inc. (such outside directors being the Reporting Persons herein) for a period of ten years, subject to removal of shares from the respective voting trusts in the event of sale of shares by Messrs. Bedowitz or Levin. The voting trustees only have the right to vote the shares subject to the voting trusts, and have no pecuniary interest in such shares.

      Between January 21, 1993, and August 31, 1995, Messrs. Bedowitz and Levin sold an aggregate of 1,699,005 shares of AMRE, Inc. Common Stock, thus reducing the number of shares subject to the voting trusts to an aggregate of 2,027,122.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

      (a) The aggregate number and percentage of class of the securities identified pursuant to Item 1 beneficially owned by each of the Reporting Persons (not including 2,027,122 shares of Common Stock which are subject to the voting trusts with respect to which the Reporting Persons are trustees) are as follows:


                   Name                        Shares        Percent of Class
                   ----                        ------        ----------------
             Ronald L. Bliwas                  60,900             *   %
             Dennis S. Bookshester             20,000             *   %
             Arthur P. Frigo                   15,000             *   %
             Jack L. McDonald                  19,500             *   %
             Sheldon I. Stein                  17,000             *   %

             * Less than one percent of the outstanding shares of Common Stock of AMRE, Inc.

             The number and percentages of shares owned by the Reporting Persons as shown in the table assume that outstanding stock options held by the Reporting Persons, all of which are exercisable, had been exercised as follows: Mr. Bliwas - 52,000; Mr. Bookshester - 15,000; Mr. Frigo - 15,000; Mr. McDonald - 15,000; and Mr. Stein - 15,000.

             The Reporting Persons as a group are trustees under the two voting trusts described under Item 4, and share voting power with respect to an aggregate of 2,027,122 shares of Common Stock of AMRE, Inc. (constituting approximately 15.8% of the oustanding shares of such stock as of August 31, 1995), which are subject to such voting trusts.

       (b)   Reference is made to (a) of this Item 5.

       (c)   Not applicable.

       (d)   Reference is made to Item 4.

       (e)   Not applicable.

ITEM 8.     SIGNATURES.

      After reasonable inquiry, each of the undersigned hereby certifies that, to the best of his knowledge and belief, the information set forth in this statement is true, complete and correct.


                                        (   /s/ RONALD L. BLIWAS
                                        ( ------------------------------------
                                        (       Ronald L. Bliwas
                                        (
                                        (
                                        (   /s/ DENNIS S. BOOKSHESTER
                                        ( ------------------------------------
                                        (       Dennis S. Bookshester
                                        (
                                        (
                                        (   /s/ ARTHUR P. FRIGO
September 11, 1995                      ( ------------------------------------
                                        (       Arthur P. Frigo
                                        (
                                        (
                                        (   /s/ JACK L. MCDONALD
                                        ( ------------------------------------
                                        (       Jack L. McDonald
                                        (
                                        (
                                        (   /s/ SHELDON I. STEIN
                                        ( ------------------------------------
                                        (       Sheldon I. Stein

                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.         )*



                                  AMRE, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 032153 10 8
                     -----------------------------------
                                (CUSIP Number)


    C. Curtis Everett, AMRE, Inc., 8585 N. Stemmons Freeway, South Tower,
                     Suite 102, Dallas, TX, 214/819-7000
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)


   The voting trusts described in Item 4 were signed by the voting trustees
 (the Reporting Persons herein) on February 2, 1993, and were effective as of
                              January 22, 1993.
--------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO. 032153 10 8                                          PAGE 2 OF 6 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Ronald L. Bliwas                  Jack L. McDonald
      Dennis S. Bookshester             Sheldon I. Stein
      Arthur P. Frigo

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /X/
                                                                        (b) / /

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      Not Applicable

--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(E)                                                    /  /



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      All Reporting Persons are United States citizens.

--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER 3,726,127 shares of
        BENEFICIALLY                 Common Stock subject to voting trusts
                                     described in Item 4, constituting
          OWNED BY                   approximately 29% of the outstanding
                                     shares of Common Stock as of January 22,
            EACH                     1993.
                               ------------------------------------------------
          REPORTING            9     SOLE DISPOSITIVE POWER

           PERSON

            WITH               ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER



-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      See Item 5(a).

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)



--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN

--------------------------------------------------------------------------------



                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

ITEM 1.     SECURITY AND ISSUER.

      Common Stock of AMRE, Inc.

      The address of the principal executive offices of AMRE, Inc. is as follows:

      AMRE, Inc.
      8585 North Stemmons Freeway
      South Tower, Suite 102
      Dallas, TX 75247-3805

ITEM 2.     IDENTITY AND BACKGROUND.

      (a)   Ronald I. Bliwas
      (b) Business Address: c/o A. Eicoff & Company, 401 N. Michigan Avenue, Chicago, IL 60611
      (c)   President and Chief Executive Officer of A. Eicoff & Company
      (d) Ronald I. Bliwas has not been indicted or convicted in a criminal proceeding.
      (e) During the past five years, Mr. Bliwas has not been subject to a judgment, decree or final order injoining future violations of, or prohibiting or mandating activities with respect to federal or state securities laws or finding any violation with respect to such laws.
      (f)   Ronald I. Bliwas is a citizen of the United States.


      (a)   Dennis S. Bookshester
      (b)   Residence Address: 1325 N. Astor, Apt. 4, Chicago, IL 60610
      (c)   Business consultant
      (d) Dennis S. Bookshester has not been indicted or convicted in a criminal proceeding.
      (e) During the past five years, Mr. Bookshester has not been subject to a judgment, decree or final order injoining future violations of, or prohibiting or mandating activities with respect to federal or state securities laws or finding any violation with respect to such laws.
      (f)   Dennis S. Bookshester is a citizen of the United States.



      (a)   Arthur P. Frigo
      (b) Residence Address: 1250 N. Lake Shore Drive, 32AS, Chicago, IL 60610-2361
      (c)   President of M.B. Walton Company
      (d) Arthur P. Frigo has not been indicted or convicted in a criminal proceeding.
      (e) During the past five years, Mr. Frigo has not been subject to a judgment, decree or final order injoining future violations of, or prohibiting or mandating activities with respect to federal or state securities laws or finding any violation with respect to such laws.
      (f)   Arthur P. Frigo is a citizen of the United States.



      (a)   Jack L. McDonald
      (b)   Residence Address: 12591 Montego Plaza, Dallas, TX 75230
      (c)   Business consultant
      (d) Jack L. McDonald has not been indicted or convicted in a criminal proceeding.
      (e) During the past five years, Mr. McDonald has not been subject to a judgment, decree or final order injoining future violations of, or prohibiting or mandating activities with respect to federal or state securities laws or finding any violation with respect to such laws.
      (f)   Jack L. McDonald is a citizen of the United States.

      (a)   Sheldon I. Stein
      (b) Business Address: c/o Bear, Stearns & Co., Inc., 1601 Elm Street, 40th Floor, Dallas, TX 75201
      (c) Senior Managing Director of Bear, Stearns & Co., Inc., and in charge of its Southwest Corporate Finance Department.
      (d) Sheldon I. Stein has not been indicted or convicted in a criminal proceeding.
      (e) During the past five years, Mr. Stein has not been subject to a judgment, decree or final order injoining future violations of, or prohibiting or mandating activities with respect to federal or state securities laws or finding any violation with respect to such laws.
      (f)   Sheldon I. Stein is a citizen of the United States.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Not Applicable.

ITEM 4.     PURPOSE OF TRANSACTION.

      As a result of the settlement of civil litigation between AMRE, Inc., certain other defendants and plaintiff class members in the consolidated class action lawsuit, Lewis Marks et al v. AMRE, Inc., et al, CA-3-1045-R, which settlement became final on January 21, 1993, the former president of AMRE, Inc., Steven D. Bedowitz, and the former executive vice president, Robert Levin, entered into separate voting trust agreements pursuant to which Messrs. Bedowitz and Levin transferred the voting power with respect to 2,421,908 and 1,304,219 shares of AMRE, Inc. Common Stock owned by them, repectively, to the outside directors of AMRE, Inc., (such outside directors being the Reporting Persons herein) for a period of ten years, subject to removal of shares from the repective voting trusts in the event of sale of shares by Messrs. Bedowitz or Levin. The voting trustees only have the right to vote the shares subject to the voting trusts, and have no pecuniary interest in such shares.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

      (a) The aggregate number and percentage of class of the securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 (not including 3,726,127 shares of Common Stock which are subject to the voting trusts with respect to which the Reporting Persons are trustees) are as follows:


                   Name                        Shares        Percent of Class
                   ----                        ------        ----------------
             Ronald L. Bliwas                  55,900             *   %
             Dennis S. Bookshester             15,000             *   %
             Arthur P. Frigo                   10,000             *   %
             Jack L. McDonald                   4,500             *   %
             Sheldon I. Stein                   2,000             *   %

             *  Less than one percent of the outstanding shares of Common
                Stock.

             The numbers and percentages of shares owned by the Reporting Persons as shown in the table assume that outstanding stock options which are exercisable within sixty days of February 2, 1993, had been exercised as follows: Mr. Bliwas - 47,500;
             Mr. Frigo - 10,000; and Mr. Bookshester - 10,000.

             The Reporting Persons as a group are trustees under the two voting trusts described under Item 4, and share voting power with respect to an aggregate of 3,726,127 shares of Common Stock of AMRE, Inc. (constituting approximately 29% of the oustanding shares of such stock as of January 22, 1993), which are subject to such voting trusts.

      (b)    Reference is made to (a) of this Item 5.

      (c)    Not applicable.

      (d)    Reference is made to Item 4.

      (e)    Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      The Reporting Persons are trustees of the voting trusts referred to in
      Item 4 and are outside directors of the Issuer. The Reporting Persons have no contracts, arrangements, or understandings among themselves or with the Issuer with respect to voting of the shares which are subject to the voting trusts described in Item 4.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

      (1) Voting trust agreement among Steven D. Bedowitz and wife, Lynn Bedowitz, the persons named in this Schedule 13D as Reporting Persons, and AMRE, Inc.

      (2) Voting trust agreement among Robert Levin and wife, Olga Levin, the persons named in this Schedule 13D as Reporting Persons, and AMRE, Inc.

ITEM 8.     SIGNATURES.

      After reasonable inquiry, each of the undersigned hereby certifies that to the best of his knowledge and belief, the information set forth in this statement is true, complete and correct.


February 2, 1993                            /s/ RONALD L. BLIWAS
                                          ------------------------------------
                                                Ronald L. Bliwas


February 2, 1993                            /s/ DENNIS S. BOOKSHESTER
                                          ------------------------------------
                                                Dennis S. Bookshester


February 2, 1993                            /s/ ARTHUR P. FRIGO
                                          ------------------------------------
                                                Arthur P. Frigo


February 2, 1993                            /s/ JACK L. MCDONALD
                                          ------------------------------------
                                                Jack L. McDonald


February 2, 1993                            /s/ SHELDON I. STEIN
                                          ------------------------------------
                                                Sheldon I. Stein